EXHIBIT 10(b)(2)

CLECO CORPORATION
ANNUAL INCENTIVE COMPENSATION PLAN
Amendment
(Code Section 409A Compliance)

Whereas, Cleco Corporation, a corporation organized and existing under the laws of the State of Louisiana (the "Company"), maintains the Annual Incentive Compensation Plan, which plan was most recently amended and restated as of January 23, 2003 (the "Plan");

Whereas, such Plan may be deemed to constitute "deferred compensation" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder and must now be amended to comply with the provisions thereof and to provide for the return of certain awards made thereunder;

Now, Therefore, effective as of January 1, 2009, Section 12 of the Plan shall be amended and restated in its entirety as follows:

"12.   **Timing of Payment**. Any Payout hereunder shall be paid as of March 15th of the calendar year immediately following the Plan Year."

This Amendment was approved by the Company's Board of Directors on October 31, 2008, to be effective as of the date or dates set forth herein.

Cleco Corporation

By: /s/ G. W. Bausewine

Its: S.V.P., Corporate Services

Date: November 4, 2008